BRIGHTON SECURITIES CORP.

Statements of Financial Condition
December 31, 2012 and 2011


13030617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-14599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brighton Securities Corp.** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

1703 Monroe Avenue
(No and Street)

Rochester (City) **NY** (State) **14618** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Conboy **(585) 473-3590**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – if individual, state last, first, middle name)

2300 Buffalo Road, Building 200 (Address) **Rochester** (City) **NY** (State) **14624** (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
02
REGISTRATIONS BRANCH

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410(06-02)

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Brighton Securities Corp.

Report on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of Brighton Securities Corp. as of December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition.

Management's Responsibility for the Statements of Financial Condition

Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statements of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition and the related notes to the statements of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statements of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 8, 2013

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Brighton Securities Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2013

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTON SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
Cash and cash equivalents	$ 238,043	$ 171,914
Marketable securities, at fair value	998,710	1,131,464
Commissions receivable	193,052	197,541
Other receivables	10,705	18,460
Notes receivable from employees	78,143	104,892
Stock subscription receivable	63,636	72,614
Prepaid expenses	61,390	67,171
Property and equipment - net of accumulated depreciation	533,428	263,679
Other assets - net of accumulated amortization	-	7,100
Total assets	$ 2,177,107	$ 2,034,835

LIABILITIES AND SHAREHOLDERS' EQUITY

	2012	2011
Liabilities:		
Accrued commissions, expenses and other liabilities	$ 182,031	$ 210,088
Accrued profit sharing contribution	91,177	81,000
Note payable	-	87,847
Total liabilities	273,208	378,935
Shareholders' equity:		
Common stock - $.10 par value, 400 shares authorized, 34.98 shares issued in 2012 and 2011, 13 shares outstanding in 2012 and 2011	3	3
Capital in excess of par	113,228	113,228
Retained earnings	3,165,813	2,917,814
	3,279,044	3,031,045
Less: Cost of 21.98 shares in 2012 and 2011 of common stock held in treasury	(1,375,145)	(1,375,145)
Total shareholders' equity	1,903,899	1,655,900
Total liabilities and shareholders' equity	$ 2,177,107	$ 2,034,835

See accompanying notes to statements of financial condition

BRIGHTON SECURITIES CORP.
NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

1. THE COMPANY

Brighton Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in thirty four states. The Company, which maintains offices in Brighton and Batavia, New York, is an "introducing broker" and primarily earns commissions on the buying and selling of financial instruments. The Company also provides income tax preparation services. The Company's customers are primarily located in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures.

Commissions Receivable - Commissions receivable primarily consists of amounts due from the Company's clearing agent, First Clearing Corporation. All amounts due were received in full subsequent to year end and no allowance for doubtful accounts has been established.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-39 years
Furniture and fixtures	5-10 years
Equipment	3- 7 years

Other Assets - Other assets represents acquired intangible assets, including customer lists and employment and nonsolicitation agreements. These assets are being amortized on the straight-line method over their estimated useful lives to the Company, which range from three to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Account Reclassification - Certain account balances at December 31, 2011 were reclassified to conform to account classifications used by the Company at December 31, 2012. These changes had no effect on reported financial position.

3. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for marketable securities measured at fair value.

Corporate debt securities, municipal bonds and government debt securities are valued at the last reported sales price at year end.

Common stock is valued at the quoted market price of the issuer's common stock at year end.

BRIGHTON SECURITIES CORP.
NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

3. FAIR VALUE MEASUREMENT, Continued

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's marketable securities measured at fair value on a recurring basis as of December 31 that have been classified in the fair value hierarchy as Level 1:

	2012	2011
Corporate debt securities	$ 750,017	$ 923,979
Municipal bonds	195,486	144,174
Government debt securities	8,225	19,193
Common stock	44,982	44,118
Marketable securities at fair value	$ 998,710	$1,131,464

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2012	2011
Leasehold improvements	$ 679,930	$ 319,923
Furniture and fixtures	211,379	224,678
Equipment	176,512	225,788
	1,067,821	770,389
Less: Accumulated depreciation	534,393	506,710
	$ 533,428	$ 263,679

5. OTHER ASSETS

Other assets consist of the following intangible assets subject to amortization at December 31:

	2012	2011
Customer lists	$ 106,000	$ 106,000
Employment/nonsolicitation agreement	159,000	159,000
	265,000	265,000
Less: Accumulated amortization	265,000	257,900
	$ -	$ 7,100

6. NOTE PAYABLE

During 2011, the Company purchased all of the stock of a former shareholder for $520,026 by issuing a note payable. The note bore interest at 3.25% per annum and was paid in full during 2012.

7. LEASES

The Company is obligated under leases for its Brighton and Batavia office facilities. The Brighton office lease is for a twelve-year period through December, 2016, with an annual base rent of $130,020 through December, 2014 and $141,722 through December, 2016, payable in monthly installments, plus certain repairs and maintenance expenses, and real estate taxes. The Batavia office lease requires an annual rent of $15,000 payable in monthly installments, plus certain repairs and maintenance expenses, through January, 2014.

8. RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan which covers all full-time employees. Contributions to the plan are made at the discretion of the Company's Board of Directors.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $1,112,589, which was $1,012,589 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of .2456 to 1.

10. INCOME TAX MATTERS

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

11. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Clearing Broker processes transactions comprising approximately 70% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

11. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS, Continued

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Clearing Broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available to be issued.